Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of FiberTower Corporation for the registration of common stock, warrants, rights, and units with a maximum aggregate offering price not to exceed $30,000,000 and to the incorporation by reference therein of our report dated March 11, 2011, with respect to the consolidated financial statements of FiberTower Corporation included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
March 21, 2011